June 17, 2008
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: H. Roger Schwall

Re:	J & J Snack Foods Corp. Annual Report on Form 10-K Filed December 12, 2007 Schedule 14A Filed December 12, 2007 Conference Call of June 9, 2008 File No. 0-14616
Dear Mr. Schwall:
     This is in response to the conference call held among the following individuals: myself representing J & J Snack Foods Corp. and Gary Newberry, Sandra Eisen and Chris White representing the Securities and Exchange Commission.
     The staff stated its position that it disagreed with our response to prior comment 2 that the revised disclosure in accordance with SFAS 141 is not material and does not need to be disclosed in a filing. The staff also stated its position that the impact of Slush Puppie should be included in the Pro Forma 2006 results. The staff stated that it would be acceptable to include in our next Form 10-Q filing the revised disclosure as well as quarterly disclosures comparing fiscal year 2008 results with fiscal year 2007 results and that we should include in our next Form 10-K a disclosure for the years ended September 27, 2008 and September 29, 2007.
     In accordance with the above comments, below is the disclosure we propose to include in our next Form 10-Q and we agree to include an appropriate disclosure in our Form 10-K filing as well.

Note 11	On January 9, 2007 we acquired the assets of Hom/Ade Foods, Inc., a manufacturer and distributor of biscuits and dumplings sold under the MARY B’S and private label store brands to the supermarket industry. Hom/Ade, headquartered in Pensacola, Florida, had prior annual sales of approximately $30 million.

On January 31, 2007 we acquired the assets of Radar Inc., a manufacturer and seller of fig and fruit bars selling its products under the brand DADDY RAY’S. Headquartered and with its manufacturing facility in

Mr. H. Roger Schwall
June 17, 2008

Moscow Mills, MO (outside of St. Louis), Radar, Inc. had prior annual sales of approximately $23 million dollars selling to the retail grocery segment and mass merchandisers, both branded and private label.

These acquisitions are accounted for under the purchase method of accounting, and their operations are included in the consolidated financial statements from their respective acquisition dates.

The allocation of the purchase prices for the Hom/Ade and Radar acquisitions and other acquisitions which were made during the 2007 fiscal year is as follows:

	Hom/Ade	Radar	Other
	(in thousands)
Working Capital	$1,410	$1,284	$989
Property, plant & equipment	233	5,750	1,442
Trade Names	6,220	1,960	3,086
Customer Relationships	17,250	10,730	58
Covenant not to Compete	301	109	—
Goodwill	476	1,287	603

	$25,890	$21,120	$6,178

     Included in the purchase price for Hom/Ade is a pre-acquisition contingency which was settled in the first quarter of fiscal year 2008 for approximately $1.9 million.
The following pro forma information discloses net sales, net earnings and earnings per share for the three months ended December 29, 2007 and December 30, 2006, for the three and six months ended March 29, 2008 and March 31, 2007 and for the three and nine months ended June 28, 2008 and June 30, 2007 including the sales and net earnings of Hom/Ade and Radar for all periods. The impact of the other acquisitions made during the 2007 year on net sales, net earnings and earnings per share was not significant.

	Three months ended
		Pro Forma
	December 29,	December 30,
	2007	2006
	(in thousands except per share information)
Net Sales	$130,898	$124,881
Net Earnings	$1,897	$4,829
Earnings per diluted share	$.10	$.26
Earnings per basic share	$.10	$.26

Mr. H. Roger Schwall
June 17, 2008

	Three months ended		Six months ended
		Pro Forma		Pro Forma
	March 29,	March 31,	March 29,	March 31,
	2008	2007	2008	2007
	(in thousands except per share information)
Net Sales	$144,229	$131,424	$275,127	$256,305
Net Earnings	$3,998	$5,403	$5,895	$10,232
Earnings per diluted share	$.21	$.28	$.31	$.54
Earnings per basic share	$.21	$.29	$.31	$.55

	Three months ended			Nine months ended
			Pro Forma			Pro Forma
	June 28,		June 30,	June 28,		June 30,
	2008		2007	2008		2007
	(in thousands except per share information)
Net Sales	$		$162,510	$		$418,815
Net Earnings	$		$12,497	$		$22,729
Earnings per diluted share	$	.	$.66	$	.	$1.20
Earnings per basic share	$	.	$.67	$	.	$1.22
The following pro forma information which should have been included in our Form 10-K for the year ended September 29,2007 discloses net sales, net earnings and earnings per share for the two years ended September 29, 2007 including the sales and net earnings of Hom/Ade, Radar and Slush Puppie for both periods. The impact of the other acquisitions made during the year on net sales, net earnings and earnings per share was not significant.

	Pro Forma
	Fiscal year ended
	September 29,	September 30,
	2007	2006
	(52 weeks)	(53 weeks)
	(in thousands except per share information)
Net Sales	$581,024	$566,297
Net Earnings	$33,235	$33,819
Earnings per diluted share	$1.75	$1.80
Earnings per basic share	$1.78	$1.84

Mr. H. Roger Schwall
June 17, 2008

     Please review our responses and contact me if you have any further questions or comments.

Very truly yours,
s/s Dennis G. Moore
Dennis G. Moore
Senior Vice President

DGM:ld